SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

January 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SaverOne 2014 Ltd. (CIK 0001894693) Registration Statement No. 333-269260 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

SaverOne 2014 Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 25, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +1 212 801 9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

SAVERONE 2014 LTD.

By:	/s/ Ori Gilboa
Ori Gilboa Chief Executive Officer